

SECURITIES AND EXCHANGE COMMISSION

1-8918

Washington, D.C.
20549

Form 11-K
Annual Report

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Years Ending December 31, 2002

National Commerce Financial Corporation Investment Plan

SunTrust Banks, Inc.
303 Peachtree Center Avenue
Suite 275
Atlanta, GA 30303



KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Consent of Independent Registered Public Accounting Firm

The Board of Directors
SunTrust Banks, Inc.:

We consent to incorporation by reference in the Registration Statement (No. 333-86306) on Form S-8 of SunTrust Banks, Inc. of our report dated August 20, 2004, relating to the statements of net assets available for benefits of the National Commerce Financial Corporation Investment Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2002 Annual Report on Form 11-K of National Commerce Financial Corporation Investment Plan.

KPMG LLP

Memphis, Tennessee
August 19, 2005


KPMG


SEC MAIL
RECEIVED
PROCESSING
SEP 2 7 2005
WASH. D.C.
213
SECTION

NATIONAL COMMERCE FINANCIAL CORPORATION INVESTMENT PLAN

Financial Statements and Supplemental Schedules

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Schedules:	
1 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2002	9
2 Schedule H, Line 4j – Schedule of Reportable Transactions – Year ended December 31, 2002	10



KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Report of Independent Registered Public Accounting Firm

The Participants and Administrator of
National Commerce Financial Corporation Investment Plan:

We have audited the accompanying statements of net assets available for benefits of National Commerce Financial Corporation Investment Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of National Commerce Financial Corporation Investment Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and reportable transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

KPMG LLP

Memphis, Tennessee
August 20, 2004

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

Assets	2002	2001
Investments at estimated fair value	$ 193,610,988	214,683,598
Receivables:		
Employer's contribution	142,787	340,679
Participants' contribution	355,769	135,259
Employer receivable - fee reimbursement	646,227	646,227
Interest and dividends	430,706	443,605
Total receivables	1,575,489	1,565,770
Cash	1,081,203	995,220
Net assets available for plan benefits	$ 196,267,680	217,244,588

See accompanying notes to financial statements.

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Investment income:		
Net depreciation in fair value of investments	$ (13,460,911)	(3,042,845)
Dividends:		
NCFC common stock	1,662,105	1,899,131
Other	—	218,466
Interest	90,938	264,058
Total investment loss	(11,707,868)	(661,190)
Contributions:		
Participants	11,464,001	6,883,289
Employer	3,825,938	2,616,940
Total contributions	15,289,939	9,500,229
Funds transferred in from merged plans	—	108,729,717
Benefit payments	(24,444,105)	(24,256,700)
Other	(114,874)	(29,200)
Net increase (decrease)	(20,976,908)	93,282,856
Net assets available for benefits:		
Beginning of year	217,244,588	123,961,732
End of year	$ 196,267,680	217,244,588

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of National Commerce Financial Corporation Investment Plan (the Plan), formerly the National Bank of Commerce ESOP/TIRA Plan, provides only general information. Participants should refer to the Plan agreement and Employee Benefit Handbook for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan which was originally established effective January 1, 1978. On August 1, 2001, CCB Financial Corporation Retirement Savings Plan (the CCB Plan) and the First Mercantile Profit Sharing Trust were merged with the Plan's assets.

The assets of the Plan are primarily invested in common stock of National Commerce Financial Corporation (NCFC), to be held in trust for Plan participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Employees become eligible to participate in the Plan following completion of six months of service.

(b) Contributions

Participants may elect to defer up to 17% of compensation, as defined, subject to a maximum of $11,000 and $10,500 in 2002 and 2001, respectively. Elections may be changed by written notification or via the First Mercantile Trust Company, the plan administrator, website. Participants may direct contributions into several investment options.

The Plan Sponsor, National Commerce Financial Corporation (NCFC) and its affiliates, may match 50% of the participants' basic contributions, not to exceed 6% of the participants' salary. The Plan Sponsor may also make discretionary contributions to the Plan. Allocation of matching and discretionary contributions is made only to those participants who are employed on the last day of the Plan year and who have 1,000 hours of service or more during the Plan year. There were no discretionary contributions during 2002 or 2001.

(c) Distributions

Distributions are made in cash or in kind as elected by the participant. However, the portion of the participant's account, which is an ESOP and attributable to NCFC common stock, may be received in the form of NCFC common stock.

(d) Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contributions and (b) plan earnings or losses, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants may direct contributions into several investment options.

(e) Vesting

Participants have a fully vested interest in employee elective deferrals, qualified matching contributions, and qualified Non-Elective Contributions, as defined.

(Continued)

Participants are fully vested in employer matching contributions and regular ESOP contributions after 5 years of service. Forfeitures are determined at the end of the Plan year in which the Participant terminates service, unless the participant has attained normal retirement age. Forfeitures are used to reduce employer contributions.

(f) *Participant Loans*

Loans may be made to participants to the extent that such loan, when added to the outstanding balance of all other loans to the participant or beneficiary, would not exceed the lesser of (a) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans during the one-year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made, or (b) one-half the present value of the nonforfeitable accrued benefit of the participant. Repayment of principal and interest is amortized in level payments, at least quarterly, over a period not to exceed five years from the date of the loan, unless such loan is used to acquire a residence for the participant. Loans are collateralized by 50% of the participant's vested balance, bearing interest at a rate determined by NCFC. Interest rates on loans outstanding of $1,886,004 and $1,446,384 at December 31, 2002 and 2001, respectively, ranged from 4.75% to 10.5% in 2002 and 7.75% to 10.5% in 2001.

(g) *Forfeitures*

At December 31, 2002 and 2001, forfeited non-vested accounts totaled $69,349 and $346,016, respectively. These accounts will be used to reduce future employer contributions. In 2002 and 2001, employer contributions were reduced by $74,269 and $925, respectively, from forfeited non-vested accounts.

(h) *Benefits*

On termination of service due to disability, retirement or for termination of service for other reasons, a participant may elect to receive the value of the participant's vested interest in his or her account in either a lump–sum amount or annual installments not to exceed 30 years in duration. For termination of service due to death, the participant's beneficiary will receive the value of the vested interest in his or her account as a lump–sum distribution.

(2) Summary of Significant Accounting Policies

(a) *Basis of Accounting*

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) *Investment Valuation and Income Recognition*

Common stock is stated at estimated fair value as determined by quoted market price on the last business day of the Plan year. The collective investment funds are stated at fair value as determined by quoted market prices which represent the net asset values of shares held by the Plan at year end. Loans to participants are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recognized as earned. Dividends are recorded on the ex-dividend date.

(Continued)

The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and schedules.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(d) Benefits

Benefits are recorded when paid.

(3) Plan Mergers

The CCB Financial Corporation Retirement Savings Plan and the First Mercantile Profit Sharing Trust merged into the National Bank of Commerce ESOP/TIRA Plan on August 1, 2001, and the Plan was renamed the National Commerce Financial Corporation Investment Plan. Assets of $108,729,717 were transferred into the Plan during August 2001.

(4) Investments

During the years ended December 31, 2002 and 2001, the Plan's investments (including investments purchased and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

		2002	2001
Net realized and unrealized depreciation in fair value:			
National Commerce Financial Corporation common stock	$	(4,970,001)	(498,859)
Collective Investment Funds		(8,490,910)	(2,543,986)
	$	(13,460,911)	(3,042,845)

Investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001, are separately identified as follows:

		2002	2001
National Commerce Financial Corporation common stock	$	123,034,674	145,139,561
FMT/Vanguard 500 Index Fund		10,938,550	13,749,469
Money Market Fund		12,704,255	11,413,315

(Continued)

(5) Transactions with Parties-In-Interest

The assets of the Plan have historically been held by the trust department of NCFC, the sponsor of the Plan and a related party. During 2000, the assets were transferred from the trust department of NCFC to a new trustee, First Mercantile Trust Company, a wholly owned subsidiary of NCFC. The Plan investments include interest in NCFC collective investment funds totaling $68,690,310 and $68,097,653 at December 31, 2002 and 2001, respectively.

Prior to 2001, NCFC paid the administrative fees for the Plan excluding trustee fees paid to both trustees which were paid by the Plan. The Plan had a receivable recorded from the Plan Sponsor totaling $646,227 at December 31, 2002 and 2001. The receivable represents the reimbursement of trustee fees and related investment earnings, which were determined by management to be prohibited transactions under rules established by the Department of Labor (see note 6).

(6) Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31, 2002	December 31, 2001
Investments at estimated fair value:		
Common stock	$ 53,122,192	65,462,270
Collective Investment Funds	923,482	1,209,861
Loan receivable	—	10,049
Total investments	54,045,674	66,682,180
Accrued interest and dividends	371,154	388,116
Net assets	$ 54,416,828	67,070,296

	Year ended December 31, 2002	Year ended December 31, 2001
Change in net assets:		
Net appreciation (depreciation) in fair value of investments	$ (2,682,122)	1,764,382
Dividends	1,433,713	1,630,383
Benefit payments	(13,155,860)	(16,916,971)
Interfund transfers	1,750,801	(149,421)
	$ (12,653,468)	(13,671,627)

The Plan Sponsor has determined that trustee fees related to the National Bank of Commerce ESOP/TIRA Plan (NBC ESOP Plan) paid by the Plan to the Plan sponsor from 1995 to 2000 constituted prohibited transactions. At December 31, 2000, a receivable of $1,832,558 was recorded by the Plan in anticipation of reimbursement of the fees and related investment earnings thereof. During 2001, the receivable was collected. During 2002, the collected amount was allocated to Plan's participants' accounts that were active in the NBC ESOP Plan during 1995 through 2000. For active participants, the allocated amounts were invested in accordance with the participants' elections. For inactive participants with account balances, amounts were distributed to the participants.

(7) Income Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated September 27, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8) Events (Unaudited) Subsequent to the Date of the Report of Independent Registered Accounting Firm

NCFC was acquired by SunTrust Banks, Inc. (STI) on October 1, 2004. STI merged the Plan into a qualified STI plan during 2005.

As of September 30, 2004, the employer receivable – fee reimbursement of $646,227 was paid in full by the Plan Sponsor to the Plan.

Schedule 1

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue	Description		Fair value**
* National Commerce Financial Corporation common stock	5,158,686	shares	$ 123,034,674
Collective Investment Funds:			
* CCMI Large Cap Core Equity Fund	198,788	units	1,611,712
* Money Market Fund	8,841,433	units	12,704,255
* Navellier Growth Stock Fund	14,972	units	405,758
* FMT/Strong Government Fund	511,459	units	6,779,289
* Brandywine Asset Management Fund	174,890	units	2,112,939
* FMT/Managers Special Equity Fund	401,204	units	3,026,044
* Dresdner RCM Growth Stock Fund	203,024	units	5,146,671
* Amerindo BioTech/High Tech Fund	98,392	units	394,412
* Brandes International Equity Fund	99,489	units	1,849,247
* FMT/Dodge & Cox Balanced Fund	978,545	units	9,676,443
* FMT/Janus Worldwide Fund	350,280	units	2,566,011
* Payden & Rygel Fund	171,493	units	2,473,926
* FMT/Longleaf Partners Fund	371,274	units	4,301,280
* FMT/Vanguard 500 Index Fund	1,636,381	units	10,938,550
* Met West Value Stock Account	621,067	units	4,703,773
Total Collective Investment Funds			68,690,310
* Participant loans, interest rate range of 4.75% to 10.5%	364	loans	1,886,004
Total investments			$ 193,610,988

* Indicates a party-in-interest to the Plan.

** Trustee was unable to provide cost information.

See accompanying independent auditor's report.

Schedule 2

NATIONAL COMMERCE FINANCIAL CORPORATION
INVESTMENT PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2002

Identity of issue	Purchase price	Sales price	Cost	Net gain or (loss)
Sales:				
* National Commerce Financial Corporation common stock	$ —	24,850,311	24,683,391	166,920

* Indicated a party-in-interest to the Plan.

See accompanying independent auditors' report.